Nasdaq Regulation

Arnold Golub
Deputy General Counsel

May 12, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 12, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Orion Biotech Opportunities Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value,
and one-fifth of one redeemable warrant

Class A ordinary shares included as part of the units

Warrants included as part of the units, each whole warrant
exercisable for one Class A ordinary share at an exercise
price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC · 805 King Farm Blvd. · Rockville, MD 20850 · USA · www.nasdaq.com